

Suite 1550 – 355 Burrard Street
Vancouver, B.C., Canada, V6C 2G8
Tel: (604) 331-1757 Fax: (604) 669-5193

TSX - DRK
OTC BB - DRKOF
November 3, 2003   **Form 20-F File No.: 0-30072**

(Vancouver, B.C., November 3, 2003) – *Derek Oil & Gas Corporation* (the "Company"). The Company has granted stock options under its stock option plan to a consultant to purchase up to 60,000 common shares for a period of five years commencing on November 4, 2003 at an exercise price of $1.50 Cdn. per share and expiring November 3, 2008.

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DEREK OIL & GAS CORPORATION

"Barry C.J. Ehrl"
Barry C.J. Ehrl, Director

For further information please contact Investor Relations 1-888-756-0066 or (604) 331-1757
www.derekresources.com
Corporate e-mail: info@derekresources.com

The TSX Canadian Venture Exchange has neither approved nor disapproved
the information contained herein